Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides additional information on Red Back transaction

Toronto, Ontario – September 1, 2010 - Kinross Gold Corporation announced today that in response to a request from Institutional Shareholder Services (ISS), the Company is providing further details regarding its friendly combination with Red Back Mining Inc. This includes additional detail to the “Background to the Arrangement” section of the management information circular dated August 16, 2010. The Company is also providing further information on its development plans for the Tasiast mine, in order to assist Kinross shareholders in evaluating the transaction.

Background to the transaction

From December 2009 through the first quarter of 2010, the Kinross Board met on five occasions, during which it received regular updates regarding potential acquisitions from Kinross management. These meetings included a number of discussions regarding early stage review of potential opportunities involving Red Back. Over the next four months, prior to the announcement of the transaction on August 2, 2010, the Board convened a further four times. At these meetings, the proposed business combination with Red Back was the subject of detailed discussion and consideration. In addition, the standing Special Committee of the Board, which advises the Board and management on transactional matters as part of its mandate, met on numerous occasions during the same period.  On ten separate occasions, the Special Committee met specifically to discuss potential opportunities involving Red Back. Between January 2010 and the announcement of August 2, 2010, senior management from the two companies met five times to formally discuss and negotiate the terms of a potential business combination.  Additional detail on the chronology and substance of the above meetings during which the Red Back combination was discussed is provided in an appendix to this news release.

Tasiast development plans

Following closing, Kinross plans to undertake immediately an extensive development program to expand the Tasiast operation. The Company currently anticipates completing this expansion program within approximately 36 months, with a view to commencing operations at a new mill in the fourth quarter of 2013. Given its extensive due diligence of Red Back and the Tasiast mine, the Company has already undertaken a substantial amount of planning and development work to support the proposed expansion. The Company’s near-term timeline addresses four major areas of development activity:

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First, immediately following closing, a comprehensive integration program will be undertaken with the aim of ensuring a smooth transition and integration of the two companies, including maintaining production at existing operations and promptly initiating preparatory activities to support the expansion project at Tasiast.

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Second, an intensive exploration program including additional infill and step-out drilling is expected to commence shortly after closing. This program will involve increasing significantly the number of drill rigs at Tasiast and accelerating the current drilling campaign to delineate the high-grade zone at depth. The Company will provide an update on its expanded exploration program along with its third quarter results in November 2010 and expects to issue a new NI 43-101 compliant reserve and resource declaration in February 2011.

www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

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Third, the Company expects to fast-track engineering and project development work on the Tasiast expansion, including tendering for an EPCM contractor, completion of a scoping study by December 2010, and completion of a feasibility study by July 2011. The development plan for Tasiast currently envisions construction of a new mill with increased capacity from the current level of 10,000 tonnes per day to approximately 60,000 tonnes per day, and purchase of a new, larger mining fleet, tailored to the scale of the expanded operation.

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Fourth, the Company will commence community relations and permitting activities to support an expanded operation and required infrastructure, including the need for additional water, power, and related infrastructure.

Kinross will provide updates on progress in its 2010 third quarter and year-end results.

Extensive due diligence

Prior to announcing the transaction, Kinross conducted approximately six months of exhaustive due diligence on Red Back, including:

■	multiple site visits to Tasiast and Chirano by Kinross geologists, engineers, and members of the executive team and Board of Directors;

■	meetings with key government representatives in Mauritania;

■	twinning of existing Red Back drill holes;

■	extensive metallurgical testing; and,

■	modeling of options for optimal mining and processing scenarios.

In addition, the Company received third-party opinions on the geologic potential, metallurgy, mining operations and engineering of expansion scenarios, and fairness opinions from four leading financial institutions. This included an opinion from Morgan Stanley, which was engaged by Kinross solely to provide a financial opinion to the Board, and will not be paid a fee that is contingent on the outcome of the proposed transaction.

Kinross and Red Back: a compelling combination

The friendly combination of Kinross and Red Back has been unanimously approved by the boards of directors of both companies. The combination will create a pure gold senior producer with an exceptional growth profile, matching Kinross' strong base of high-quality mines, growth projects and proven track record, with Red Back's early-stage operating mines and outstanding exploration and expansion potential. The combination generates significant benefits for shareholders of both companies:

■	Kinross acquires a pair of high-quality producing assets, including the Tasiast property which has the potential to be one of the world’s great gold deposits.

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Kinross gains a new presence in West Africa, one of the world’s fastest-growing gold regions, and inherits a seasoned management team and employee base with extensive West African operating experience.

p. 2 Kinross provides additional information on Red Back transaction	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

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Red Back shareholders gain exposure to Kinross’ balanced portfolio of eight operating mines and four development projects, and continued participation in potential upside at Tasiast through Kinross share ownership.

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Red Back shareholders benefit from Kinross’ seasoned exploration and development team with a proven track record, and its stronger financial and technical platform to help realize the full potential of Red Back’s existing assets.

Based on analyst consensus production estimates for Kinross and Red Back, forecast pro forma gold production for the combined company would be approximately 3.9 million ounces in 2015.  Kinross believes there is significant upside potential for Red Back’s assets beyond this estimate, based on its evaluations and the potential for exploration and production expansion.

Kinross will hold a special meeting of shareholders on September 15, 2010 at 10 a.m. ET regarding the proposed combination with Red Back. Proxies to be used or acted upon at the meeting must be deposited with Kinross’ transfer agent, Computershare Investor Services Inc., by 10 a.m. ET on September 13, 2010.

For any questions regarding the voting process, shareholders are advised to contact Kinross' proxy solicitation agent, Kingsdale Shareholder Services Inc., at 1-866-581-1479 (in North America) or at 416-867-2272 (outside of North America), or by e-mail at contactus@kingsdaleshareholder.com.

Kinross intends to prepare and mail shortly a supplement to the management information circular dated August 16, 2010 setting forth the additional materials set forth in this press release.  The supplement will be mailed to the to the holders of Kinross common shares on August 11, 2010, the record date for the special meeting of shareholders, and will be available at www.sedar.com under the Company's profile.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 3 Kinross provides additional information on Red Back transaction	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward‐looking information” or “forward‐looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on reviewed harbour expectations, estimates and projections as of the date of this new release. Forward‐looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing and amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plan”, “opportunity”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “pro-forma”, “targets”, “interpretations”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur”, or “be achieved” and similar expressions identify forward‐looking statements. Forward‐looking statements are necessarily based upon a number of estimates, interpretations and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, as well as: (1) that Kinross will complete the proposed business combination transaction with Red Back in accordance with the terms and conditions of the arrangement agreement (“the Arrangement”); (2) the accuracy of management’s assessment of the effects of the successful completion of the Arrangement; (3) the accuracy of Kinross and Red Back’s mineral reserve and mineral resource estimates; (4) that production at the Dvoinoye deposit will commence in 2013, consistent with management’s expectations; (5) that production at each of the Cerro Casale, Fruta del Norte and Lobo Marte properties will commence in 2014, consistent with management’s expectations; (6) the accuracy of management’s assessments of the growth of gold resources and gold production in West Africa; (7) the viability of the Tasiast and Chirano mines, and the development and expansion of Tasiast and Chirano mines on a basis consistent with Kinross and Red Back’s current expectations; and (8) the viability of Red Back’s exploration properties and permitting the development and expansion of such properties on a basis consistent with Kinross and Red Back’s current expectations. Statements representing management’s financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company’s financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward‐looking statement made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward‐looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, in the “Statements Regarding Forward-Looking Information” and “Risk Factors” sections of our Management Information Circular dated August 16, 2010 and mailed to Kinross shareholders in connection with the Arrangement, and the “Cautionary Statement on Forward‐Looking Information” in our news release regarding the Arrangement dated Aguust 2, 2010, to which readers are referred and which are incorporated by reference in this news release, and all of which qualify any and all forward‐looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the combined company resulting therefrom. Kinross disclaims any intention or obligation to update or revise any forward‐looking statements or to explain any material difference between subsequent actual events and such forward‐looking statements, except to the extent required by applicable law.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. Where we say Red Back in this news release, we mean Red Back Mining Inc. and/or one or more of its subsidiaries, as may be applicable.

This news release does not constitute an offer of any securities for sale.

p. 4 Kinross provides additional information on Red Back transaction	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Appendix: Supplemental disclosure

The following information is supplementary to the Company’s prior disclosure in the management information circular (“the Circular”) dated August 16, 2010 and should be read in conjunction with the information in the “Background to the Transaction” section of the Circular.

Date	Meeting and nature of discussion
December, 2009 to March, 2010	The Kinross Board and Special Committee began receiving regular updates from management regarding its ongoing review of Red Back as a prospective transaction opportunity.
April 15, 2010

Kinross’ Special Committee received an update on potential transaction terms for a friendly business combination with Red Back and a comprehensive multi-functional presentation from senior management on all key aspects of a potential transaction. The Committee authorized management to continue negotiations with Red Back senior management toward a non-binding term sheet.

April 16, 2010

Senior management from Kinross presented Red Back with a non-binding term sheet proposing an all-share transaction on the basis of 1.65 Kinross common shares per Red Back common share (implying a market value of approximately Cdn$30 per Red Back common share based on Kinross’ then-current share price), with customary deal terms and conditions.

April 18, 2010

The parties entered into a letter of intent, a non-binding term sheet and a confidentiality agreement that included, among other matters, a period of exclusivity to Kinross to negotiate definitive agreements on substantially the terms presented by Kinross at the April 16 meeting.

April 21, 2010	The Special Committee was provided with an update on the transaction proposed at the April 18 meeting, including a summary of the discussions with Red Back management.
April 22, 2010

Senior management from Kinross and Red Back met to discuss further the April 18 non-binding proposal for an all-share transaction. However, the parties were unable to agree on mutually acceptable commercial terms.

p. 5 Kinross provides additional information on Red Back transaction	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

April 23, 2010

The Special Committee was provided with a further update on the proposed combination, including Red Back’s request for a higher purchase price and Kinross’ need to complete further due diligence before considering any such increase.  On that basis, and in lieu of the proposed combination, the potential terms for a possible private placement purchase of Red Back common shares were discussed, following which the Committee decided to recommend to the Board for consideration and, if acceptable, approval of a private placement in Red Back on the proposed terms.

April 24, 2010

As a result of the break-down in negotiations at the April 22 meeting, and further discussions by Kinross management with the Special Committee and between the parties, Kinross and Red Back agreed to terminate the April 18 letter of intent and non-binding term sheet, as they had concluded that a combination was unlikely to be completed on mutually agreeable terms, particularly without further due diligence by Kinross.

April 27, 2010

The Kinross Board was briefed by senior management on all key aspects of the proposed combination, including the breakdown of negotiations on April 22 and the merits of a proposed private placement transaction versus a business combination.  Management also provided a recommendation regarding the terms of such a private placement. The Board approved a private placement up to a maximum of Cdn$700 million and delegated authority to the Special Committee, and President and CEO, to approve the terms of such private placement. Following this meeting, the parties recommenced discussions regarding a private placement equity investment by Kinross.

May 4, 2010

The Special Committee received a briefing from management on the discussions between Kinross and Red Back regarding a private placement, including pricing and other key terms.  The Special Committee approved the private placement, on terms as more particularly set out in the Circular, following which the parties entered into a subscription agreement on such terms.

May 7, 2010	The private placement closed, and Kinross continued its extensive due diligence on Red Back as detailed in the Circular, including in-country and mine site visits.
May 10, 2010	The Special Committee received an update from senior management on market and investor reaction to the private placement, and further due diligence that would be undertaken on Red Back.
June 10, 2010	The Kinross Board received an update from management on potential acquisition opportunities, including the ongoing review of, and discussions with, Red Back.

p. 6 Kinross provides additional information on Red Back transaction	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

June 30, 2010

The Kinross Board received an update from management on potential acquisition opportunities, including an updated overview of Red Back, its assets, and the status of discussions with Red Back management.

July 8, 2010

Senior management from Kinross and Red Back met, and Kinross submitted a business combination proposal of 1.77 Kinross common shares per Red Back common share (implying a market value of approximately Cdn$30 per Red Back common share based on Kinross’ then-current share price). The parties also discussed the potential for inclusion of a fractional Kinross common share purchase warrant as part of the consideration. Red Back management advised that it was still not prepared to accept an offer at that valuation notwithstanding the relative decrease in the Kinross share price (and resulting increase in pro forma ownership by Red Back shareholders relative to prior proposals). Kinross advised that it was not prepared to increase its offer at that time.

July 9, 2010

The Special Committee was provided with an update on the breakdown of negotiations on July 8, including why an agreement on value could not be reached, and additional due diligence completed by Kinross.

July 19, 2010

Scotia Capital Inc., Red Back’s principal financial advisor, indicated in a discussion with a Kinross senior management representative that there was a potential range of values within which they believed a transaction with Red Back could be successfully negotiated, and that the inclusion of warrant consideration was likely to be helpful in reaching agreement on price.

July 21, 2010

The Special Committee was updated on Red Back related activities since its July 9 meeting, including the details of the July 19 discussions with Scotia Capital, share price movement, potential market and investor reaction to a proposed combination and the steps necessary to announce such a transaction.

July 27, 2010

The Kinross Board was provided with a detailed update on the potential for a business combination with Red Back, and received comprehensive presentations from senior management and Kinross’ external legal and financial advisors, as more particularly described in the Circular.  The Board issued an omnibus approval of a proposed transaction substantially on the terms described to it and, among other matters, delegated to the Special Committee the authority to approve and enter into the combination transaction within a specified range of consideration. The full approval process and delegation of authority to the Special Committee is detailed in the Circular.

p. 7 Kinross provides additional information on Red Back transaction	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

July 30, 2010

After the close of markets, Kinross’ President and CEO contacted the Chairman of Red Back and made a non-binding proposal to complete a business combination on the basis of 1.778 Kinross common shares plus 0.110 of a Kinross common share purchase warrant per Red Back common share, implying a market value (within the range of consideration authorized by the Kinross Board) of approximately Cdn$30.50 per Red Back common share.  Later that evening, the parties executed a 10-day exclusivity agreement to complete remaining due diligence and negotiate legally binding agreements.

July 31, 2010

The Special Committee received an update on the July 30 discussions with Red Back, including the signing of an exclusivity agreement between the parties.  Management also discussed proposed terms for the arrangement agreement and requested another meeting of the Committee to be held on August 2.

August 2, 2010

As detailed in the Circular, the Special Committee was provided with an update on the terms of the arrangement agreement (including the Cdn$30.50 implied offer price proposed on July 30), market conditions, key reasons to proceed with the transaction, meetings in Mauritania with government officials and the receipt of four fairness opinions, including an opinion from Morgan Stanley which was engaged by Kinross solely to provide a financial opinion to the Board, and will not be paid a fee that is contingent on the outcome of the proposed transaction. Following this discussion, the Committee carried out the confirmation and approval process detailed in the Circular.

August 4, 2010

At the regularly scheduled quarterly Kinross Board meeting, the Kinross Board was updated on certain aspects of the announced proposed Red Back transaction including funding future costs for the combined company and accounting methodology.

August 31, 2010

The Special Committee received an update on the status of the transaction, including voting results and investor reaction.  The Special Committee was also briefed on integration planning, including the process for bringing two new directors onto the Kinross Board.

p. 8 Kinross provides additional information on Red Back transaction	www.kinross.com